Exhibit 21.1
Subsidiaries of Root, Inc.

Name	Jurisdiction
Caret Holdings, Inc.	Delaware
Root Enterprise, LLC	Delaware
Root Insurance Agency, LLC	Ohio
Root Insurance Company	Ohio
Root Lone Star Insurance Agency, Inc.	Texas
Root Property & Casualty Insurance Company	Ohio
Root Reinsurance Company, Ltd.	Cayman Islands
Root Scout, LLC	Delaware